ABERDEEN FUNDS

5 Tower Bridge

300 Barr Harbor Drive

West Conshohocken, PA 19428

March 20, 2008

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street NE

Washington, D.C.  20549

Re:	Aberdeen Funds (the “Trust”)/ Registration Statement on Form N-14
(1933 Act Registration No. 333-149134)

Ladies and Gentlemen:

Attached is a memorandum which summarizes the staff’s accounting comments on  the Registration Statement on Form N-14 (the “Registration Statement”) and the Trust’s responses to such comments.

The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement.  The Trust further acknowledges that staff comments or changes to disclosure in response to staff comments on the Registration Statement may not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Registration Statement.  The Trust further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any party under the federal securities laws of the United States of America.

Very truly yours,

Aberdeen Funds

By:	/s/ Jennifer Nichols
Jennifer Nichols
Vice President

Law Offices

Stradley Ronon Stevens & Young, LLP

2600 One Commerce Square

Philadelphia, PA  19103-7098

215.564.8000

To:	Christina DiAngelo

From:	Kenneth L. Greenberg and Katherine R. Mason	Date:	March 20, 2008

Subject:	Response to SEC Staff Accounting Comments on the Nationwide Mutual Funds/Aberdeen Funds Registration Statement on Form N-14 (Registration No. 333-149134)

This memorandum summarizes the accounting comments received on February 26, 2008 from you on the above-referenced filing and the Aberdeen Funds’ proposed responses.  Page references relate to the EDGAR version of the proxy/prospectus.

1.                                       Text:  Page 37- “Total Annual Fund Operating Expenses” and “Net Annual Fund Operating Expenses” for the Nationwide China Opportunities Fund and all other applicable Nationwide Mutual Funds.

Comment:  For the Nationwide China Opportunities Fund and certain other Nationwide Mutual Funds it appears that the total and net annual fund operating expenses in the proxy/prospectus do not tie back to the total and net expense numbers in the financial highlights tables of the Nationwide Mutual Funds’ October 31, 2007 Annual Report.  For each Nationwide Mutual Fund where the proxy/prospectus expense numbers do not tie back to the financial highlights table, supplementally provide an explanation for the discrepancy along with a reconciliation of the proxy/prospectus numbers and the annual report numbers.

Response:  The Financial Highlight results reflect the mathematical calculation of ratios, regardless of asset size among classes.  The only difference among class ratios should relate to class specific expenses.  For the N-14, a representative (“baseline”) class has been used as the reconciliation to the financials.  Class specific expenses then were added to the baseline class for each respective class.  The N-14 presentation removes any dispersion created by the Financial Highlights’ mathematical calculation of ratios among classes due to the various relative net asset values of each class.

Attached as Exhibit A is an example of the Nationwide Leaders Fund.  The Institutional Class is considered the baseline for the Fund as this class does not charge class specific expenses.  Its prospectus ratio reconciles to the Financial Highlight from the October 31, 2007 Annual Report.  For Class A shares, 25 basis points (“bps”) for 12b-1 Fees and 7 bps for Administrative Service Fees have been added; Class B and Class C shares, 100 bps for 12b-1 have been added; Class R shares 50 bps for 12b-1 have been added and 20 bps for Administrative Service Fees have been added; and for Institutional Service shares 4 bps for Administrative Service Fees have been added.  The line “Difference from Institutional Class” of the attached example shows the class specific expense differences between each class as compared to the Institutional Class.  Each of the Nationwide Funds expense tables presented in the N-14 were approached in a similar manner as the sample provided.

2.                                       Text:  Page 96- “Other Expenses” for Nationwide Mid Cap Growth Leaders Fund.

Comment:  “Other Expenses” for the Class A shares are 0.46%, while the “Other Expenses” for the Institutional Class shares are 0.40%.  Further, footnote 6 following the table discloses a 0.02% Administrative Services Fee.  Explain what accounts for the remaining 4 basis point difference between Other Expenses for Class A and Institutional Class shares.

Response:  Footnote 6 will be revised to disclose a 0.06% Administrative Services fee.

3.                                       Text:  Page 101- Footnote 8 states: “Aberdeen and Aberdeen Inc. have entered into a written contract limiting operating expenses to … at least through February 28, 2009.”  Page 217 states: “The proposal of Aberdeen Inc. to cap net expenses of Aberdeen Funds at the net expense ratio of the corresponding Nationwide Fund (along with similar exclusions from such waivers and limitations as the Nationwide Funds) for a two-year period after the closing date.”

Comment: A two year waiver would expire in 2010.  Why does the disclosure in the footnote use the February 28, 2009 date?

Response:  The cap is for a two year period from the closing date of the reorganization.  Because the specific closing date of the reorganization is contingent on shareholder approval,  the end date of the cap cannot be determined, but it is known to be at least one year.  The footnotes in the proxy statement/prospectus align the cap with the dates of the Aberdeen Funds’ prospectus.  The annual update to the prospectus for 2009 will reflect the remainder of the cap for the two year period following the closing date of the reorganization.

4.                                       Text:  Pages 172-195-Expense Examples Table.

Comment:  New funds (those with less than 6 months or less operating results) need only provide 1-year and 3-years numbers.  The following Nationwide Funds have been in operation for more than 6 months, and, therefore, are no longer new and should include 5-years and 10-years examples: Nationwide Hedged Core Equity Fund, Nationwide Market Neutral Fund, Nationwide Optimal Allocations Fund: Defensive, Nationwide Small Cap Core Fund, Nationwide Small Cap Growth Opportunities Fund and Nationwide Small Cap Value Fund.

Response:  Revised as requested.

5.                                       Text:  Pages 172-195-Expense Examples Table.

Comments:  Recheck the following expense example numbers:

a.                                      Page 175- #20 Nationwide Small Cap Growth Opportunities/Aberdeen Small Cap Growth Fund/Pro Forma, 1 year: $728.

Response:  The one year number for the Nationwide Small Cap Growth Opportunities Funds has been revised to $728.  The Aberdeen Small Cap Growth Fund and Pro Forma numbers have not been changed.

b.                                      Page 175- #25 Nationwide U.S. Growth Leaders Long-Short Fund/Aberdeen Equity Long-Short Fund/Pro Forma, 3 years: $1,354.

Response:  The three years number for the Nationwide U.S. Growth Leaders Long-Short Funds has been revised to $1,354.

The Aberdeen Equity Long-Short Fund and Pro Forma numbers have not been changed.

c.                                       Page 178- #21 Nationwide Small Cap Leaders Fund, 3 years: $1,024.

Response:  The three years number for the Nationwide Small Cap  Leaders Funds has been revised to $1,024.

d.                                      Page 178- #25 Nationwide U.S. Growth Leaders Long-Short Fund/Aberdeen Equity Long-Short Fund/Pro Forma, 3 years: $1,345.

Response:  The three years number for the Nationwide U.S. Growth Leaders Long-Short Funds has been revised to $1345.  The Aberdeen Equity Long-Short Fund and Pro Forma numbers have not been changed.

e.                                       Page 181- #25 Nationwide U.S. Growth Leaders Long-Short Fund/Aberdeen Equity Long-Short Fund/Pro Forma, 3 years: $1,045.

Response:  The three years number for the Nationwide U.S. Growth Leaders Long-Short Funds has been revised to $1,045.  The Aberdeen Equity Long-Short Fund and Pro Forma numbers have not been changed.

f.                                         Page 181- #2 Nationwide Emerging Markets Fund, 5 years: $1,139 and 10 years: $2,452.

Response:  The five and ten years numbers for the Nationwide Emerging Markets Funds has been revised to $1,139 and $2,452, respectively.

g.                                      Page 184- #25 Nationwide U.S. Growth Leaders Long-Short Fund/Aberdeen Equity Long-Short Fund/Pro Forma, 3 years: $957.

Response:  The three years number for the Nationwide U.S. Growth Leaders Long-Short Funds has been revised to $957.  The Aberdeen Equity Long-Short Fund and Pro Forma numbers have not been changed.

h.             Page 186- #22 Nationwide Small Cap Value, 1 year: $137.

Response:  The one year number for the Nationwide Small Cap Value Fund has been revised to $137.

i.              Page 186- #22 Nationwide Small Cap Value, 3 years: $652.

Response:  The three years number for the Nationwide Small Cap Value Fund has been revised to $652.

j.              Page 186- #25 Nationwide U.S. Growth Leaders Long-Short Fund/Aberdeen Equity Long-Short Fund/Pro Forma, 3 years: $749.

Response:  The three years number for the Nationwide U.S. Growth Leaders Long-Short Funds has been revised to $749.  The Aberdeen Equity Long-Short Fund and Pro Forma numbers have not been changed.

k.             Page 189- #22 Nationwide Small Cap Value, 1 year: $137.

Response:  The one year number for the Nationwide Small Cap Value Fund has been revised to $137.

l.              Page 189- #22 Nationwide Small Cap Value, 3 years: $652.

Response:  The three years number for the Nationwide Small Cap Value Fund has been revised to $652.

m.            Page 189- #25 Nationwide U.S. Growth Leaders Long-Short Fund/Aberdeen Equity Long-Short Fund/Pro Forma, 3 years: $749.

Response:  The three years number for the Nationwide U.S. Growth Leaders Long-Short Funds has been revised to $749.  The Aberdeen Equity Long-Short Fund and Pro Forma numbers have not been changed.

n.             Comment:  Recheck the “no redemption” examples.

Response:  The numbers have been rechecked and corrected as needed.

6.                                       Text:  Pages 225-251-Capitalization Tables.

Comment:  Explain supplementally why assets were adjusted in the capitalization tables. Adjustments should only reflect reorganization expenses paid for by the Funds.

Response:  The assets were adjusted to account for the different expense structures between the Nationwide Mutual Funds and Aberdeen Funds. The Aberdeen Funds will have different expense agreements in place with various service providers that can result in higher or lower expense ratios for the Aberdeen Funds. The differences in expense ratios between the Nationwide Mutual Funds and Aberdeen Funds were then factored into the current Nationwide Fund assets and adjusted accordingly. The adjustments have been removed and the “Aberdeen Fund after transaction” column has been adjusted to reflect the elimination of the adjustments since neither the Aberdeen Funds nor the Nationwide Mutual Funds are bearing any expenses of the reorganization.

7.                                       Text:  Pages 225-251-Capitalization Tables.

Comment:  Under the “Nationwide Fund” column, it is noted that the capitalization table numbers are unaudited.  Disclosure to the effect that the capitalization table numbers are based on audited numbers should be inserted.  In addition, under the “Aberdeen Fund after Transaction (estimated)” column, it is suggested that the parenthetical “estimated” be changed to “pro forma.”

Response:  Disclosure has been added that notes: “While the numbers in the capitalization tables have not been audited, the numbers for the Nationwide Funds have been derived from their audited October 31, 2007 financial statements.”  The parenthetical “estimated” has been changed to “pro forma.”

8.                                       Text:  Page 244- “No. 19 Nationwide Small Cap Fund/Aberdeen Small Cap Fund.”

Comment:  Since the Aberdeen Small Cap Fund has seed capital, the capitalization table should be revised to reflect the seed capital.

Response:  A footnote has been added to the Nationwide Small Cap Fund/Aberdeen Small Cap Fund capitalization table that discloses: “Since the numbers in the table are as of October 31, 2007, the table does not reflect $100,000 seed capital that was deposited into the Fund in January 2008.”

9.                                       Text:  Page 221 – “Who will pay the Expenses of the Transaction?”

Comment:  Include an estimate of the total cost of the reorganization.

Response:  Revised as requested.

10.                                 Text:  Pages 221-223- “What are the federal income tax consequences of the Transaction?” discloses that “Capital losses can generally be carried forward to each of the eight (8) years succeeding the loss year to offset future capital gains.  Each Aberdeen Fund will inherit the tax attributes of the corresponding Nationwide Fund, including any available capital loss carry forwards, as of the Closing Date.  It is not expected that any such capital loss carry forwards will be subject to an annual limitation for federal income tax purposes in connection with the Reorganization because each Reorganization should either: (i) qualify as a type “F” tax-free reorganization under the Code, including a mere change in identity, form or place of reorganization of one corporation, however effected; or (ii) not involve more than a 50% change of ownership.”

Comment:  Review this disclosure to ensure it is appropriate.  Consider adding disclosure that indicates the amount of capital loss carryforwards each Nationwide Mutual Fund has.

Response:  The disclosure is appropriate.  To the extent a Nationwide Fund has capital loss carryforward, disclosure has been added.

If you have any questions about these responses, please call Kenneth Greenberg at (215)-564-8149 or Katherine Mason at (215) 564-8006.

Exhibit A

Nationwide Leaders Fund

	Class
	A	B	C	R	Institutional Service	Institutional
Investment Advisory Fee	0.80%	0.80%	0.80%	0.80%	0.80%	0.80%
Rule 12b-1 Fee	0.25%	1.00%	1.00%	0.50%	—	—
Other Expenses	0.64%	0.57%	0.57%	0.77%	0.61%	0.57%
Gross Expenses	1.69%	2.37%	2.37%	2.07%	1.41%	1.37%
Waiver	(0.17)%	(0.17)%	(0.17)%	(0.17)%	(0.17)%	(0.17)%
Net Expenses	1.52%	2.20%	2.20%	1.90%	1.24%	1.20%

Difference from Institutional Class	0.32%	1.00%	1.00%	0.70%	0.04%

Annual Report	1.52%	2.20%	2.21%	1.76%	1.24%	1.20%
	—	—	(0.01)%	0.14%	—	—

Fund	1.20%
Cap Check	1.20%
Difference	0.00%